Exhibit 3.52

CONSENT RESOLUTION
GARETH STEVENS, INC.

The undersigned, being the shareholders of Gareth Stevens, Inc., a Wisconsin corporation, do, pursuant to the provisions of Section 180.995, Wis. Stats., hereby consent to and adopt the following resolution:

RESOLVED, that Article G, Section 6.09 of the Amended and Restated Bylaws, dated March 16, 1987 is hereby amended to read as follows:

Liability of Directors and Officers.  No person shall be liable to the corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a director or officer of the corporation, or of any other corporation which he serves as a director or officer at the request of the corporation, in good faith, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (b) took or omitted to take such action in reliance upon advice of counsel for the corporation or upon statements made or information furnished by officers or employees of the corporation which he had reasonable grounds to believe to be true.  The foregoing shall not be exclusive of other rights and defenses to which he may be entitled as a matter of law.

Indemnity of Officers and Directors.  Every person who is or was a director or officer of the corporation, and any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor shall be indemnified by the corporation against all damages, costs, fees, and attorney fees asserted against or incurred by him in connection with any claim, action, suit, arbitration, or other proceeding to which tie is made or threatened to be made a party by reason of his being or having been director or officer.  This shall not apply to matters in which recovery shall be had against him by reason of his having been adjudged to have been guilty of fraud, self-dealing, or willful misconduct in the performance of his duty as officer or director.  This indemnity shall include reimbursement of expenses incurred and paid in settling any such claim, action, suit or proceeding.  The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of guilty or no contest or its equivalent shall not create a presumption that such director or officer is guilty of fraud, self-dealing or willful misconduct in the performance of his duties if such director or officer was acting in good faith in what he considered to be the best interests of the corporation and with no reasonable cause to believe that the action was illegal.

The right of indemnification herein provided shall extend to the estate, executor, administrator, guardian and conservator of any deceased or former director or officer or person who himself would have been entitled to indemnification.

Dated at Milwaukee, Wisconsin this              day of                       , 1990.

Gareth Stevens

VENTURE INVESTORS OF WISCONSIN

By:

Roger H. Ganser